                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   -----------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                           For the Month of July 2004
                             Material Change Report

                                   -----------

                         (Commission File. No 0-20390).

                                   -----------

                            ID BIOMEDICAL CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)

        1630 Waterfront Centre, 200 Burrard Street, Vancouver, BC V6C 3L6
        -----------------------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:      Form  20-F        40-F   x
                                                   -----        -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934:         Yes:          No:  x
                     -----        -----

                             MATERIAL CHANGE REPORT
                                  FORM 51-102F3

ITEM 1.  NAME AND ADDRESS OF COMPANY

         ID Biomedical Corporation (the "Company")
         1630 Waterfront Center
         200 Burrard Street
         Vancouver, BC
         V6C 3L6
         Telephone:        (604)  431-9314
         Fax:              (604)  431-9378


ITEM 2.  DATE OF MATERIAL CHANGE

         July 20, 2004.

ITEM 3.  NEWS RELEASE

         A press release was issued by the Company on July 20, 2004 at Vancouver, British Columbia.

ITEM 4.  SUMMARY OF MATERIAL CHANGE

         ID Biomedical announced positive results from its first large-scale FluINsure field efficacy study. Results announced include the following:


         o FluINsure protects against A/Fujian-like drift variant viruses that accounted for > 92% of influenza disease in Canada during the study and were not represented in the 2003/04 flu vaccine.

         o Both one and two dose regimens protected against culture confirmed influenza illness (1 dose = 67% efficacy), with no statistically significant difference between the two regimens.

         o Results are equal to or better than historical rates of efficacy for flu vaccines when antigen does not match circulating virus.


         o    The Company intends to focus on a one dose product.


ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

         ID Biomedical announced preliminary results from its first large-scale field efficacy study of FluINsure(TM), a non-living intranasally delivered influenza ("flu") vaccine. The field study was initiated at 28 sites throughout Canada during the 2003/04 influenza season. In total, 1,349 healthy subjects aged 18 to 64 were randomly enrolled into three roughly equal study arms that received either one-dose; two-dose; or placebo. The study began in October 2003 and concluded in May 2004. The study subjects were followed for flu-like illnesses. Subjects who developed flu-like illnesses through the course of the study were cultured for the influenza virus to confirm whether their illness was influenza.


          Results of the study showed that one dose of the FluINsure vaccine was slightly more efficacious than two doses of the FluINsure vaccine, but there was no statistically significant difference between the two regimens. The one-dose regimen showed 67% efficacy (3/451 vs. 9/443 placebo) against clinical illness, culture confirmed for influenza virus. Efficacy in the vaccinated groups (7/904 vs. 9/443) was statistically significant relative to placebo (p = 0.045). When using fever as a requirement for the definition of clinical illness, one dose of the FluINsure vaccine provided 100% efficacy. Fever was, however, infrequent in the study population. Final immunologic laboratory assessments and full clinical data audits are still in progress.

          In the recent history of influenza vaccine development and/or commercialization, there have been limited prospective studies examining culture-confirmed efficacy of flu vaccines that contain antigens that do not closely match the epidemic virus strains. In 1994, Edwards, et al. (J Infect Dis 169:68), reported 56 - 59% efficacy of the live, cold-adapted vaccine against A/H3N2 viruses in a study of adults spanning several seasons with similar or better matches (than in the 2003/04 season) between the vaccine and the circulating viruses. In 1997/98 the circulating strains were not well matched with the vaccine and the standard intramuscular injectable vaccine was shown to have approximately 50% efficacy against laboratory confirmed influenza (JAMA 2000;284:1655).

          The efficacies of the 2003/04 intramuscular or cold-adapted intranasal vaccines against culture-proven disease due to A/Fujian-like viruses are currently unknown, but to date the published estimates of vaccine effectiveness against flu-like illness in the 2003/04 season have been low (15% or less), and not statistically different from zero.


          ID Biomedical also announced that it has successfully reformulated the FluINsure vaccine using influenza antigen sourced from Shire Biologics (see press release dated April 20, 2004 "ID Biomedical Signs Agreement To Acquire Shire Pharmaceuticals' Vaccine Business"). Preclinical testing of this formulation of the FluINsure vaccine has shown equivalent or enhanced immunogenicity relative to prior vaccine lots using other antigen sources, including the vaccine used in the 2003/04 field study. ID Biomedical expects to begin testing the FluINsure vaccine incorporating the Shire antigen in a Q4 2004 "re-immunization study" in Canada which is intended to demonstrate that the vaccine is safe and gives a strong immune response in persons who have received it before (i.e. in 2003). The Company also expects to initiate studies in the United States in early 2005 with a preservative free formulation and unit-dose device delivering the FluINsure vaccine with the Shire antigen. The Company expects to conduct pivotal studies in North America prior to seeking licensure for product marketing. In addition, with these results in healthy adults, the Company expects to seek approval from regulators to begin testing the FluINsure vaccine in a pediatric population in 2005.


ITEM 6.   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

          Not applicable.

ITEM 7.   OMITTED INFORMATION

          Not applicable.

ITEM 8.   EXECUTIVE OFFICER

          For further information please contact:

          Name: Todd R. Patrick
          Title: President
          Telephone: (425) 482-2601

ITEM 9.   DATE OF REPORT

          July 27, 2004.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ID Biomedical Corporation


                                   By:           /s/ Anthony F. Holler
                                      ------------------------------------------
                                      Anthony F. Holler, Chief Executive Officer


Date: July 27, 2004